UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):                    August 14, 2017

HOWARD BANCORP, INC.
(Exact name of registrant as specified in its charter)

Maryland	001-35489	20-3735949
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

6011 University Boulevard, Suite 370, Ellicott City, Maryland	21043
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code	(410) 750-0020

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company    ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.    ☒

Item 1.01 Entry Into a Material Definitive Agreement

On August 14, 2017, Howard Bancorp, Inc., or Howard, entered into an Agreement and Plan of Reorganization, or the Agreement, with Howard Bank, a Maryland chartered trust company and wholly owned subsidiary of Howard, and First Mariner Bank, a Maryland chartered trust company, or First Mariner, providing for, among other things, the merger of First Mariner with and into Howard Bank, with Howard Bank as the surviving entity, or the Merger. The Agreement has been approved by the boards of directors of each of Howard, Howard Bank and First Mariner.

Subject to the terms and conditions of the Agreement, at the effective time of the Merger, or the Effective Time, First Mariner stockholders will have the right to receive, without interest, for each share of First Mariner common stock and preferred stock, 1.6624 shares of Howard common stock.  Holders of shares of First Mariner stock will receive cash in lieu of fractional shares.

At the Effective Time, each option granted by First Mariner to purchase shares of First Mariner common stock under First Mainer’s equity plan that is outstanding and unexercised immediately prior to the Effective Time, will be canceled and converted into the right to receive a cash payment for each such option equal to the difference, if positive, between $32.50 and the exercise price of the option. In addition, at the Effective Time, each warrant granted by First Mariner to purchase shares of First Mariner common stock that is outstanding and unexercised immediately prior to the Effective Time will be canceled and converted into the right to receive a cash payment for each such warrant equal to the difference, if positive, between $32.50 and the exercise price of such warrant.

Concurrently with execution of the Agreement, the directors, executive officers and certain stockholders of First Mariner entered into a stockholder agreement with Howard, or the Stockholder Agreement, under which such directors, executive officers and stockholders agreed to execute and deliver a written consent of First Mariner stockholders approving the Merger, the Agreement and the transactions contemplated thereby. The Stockholder Agreement is attached hereto as Exhibit 10.1 and incorporated by reference herein. Under the Stockholder Agreement, these stockholders have also agreed (1) with certain exceptions, not to transfer any their shares of common stock or preferred stock of First Mariner, and (2) not to modify, revoke or rescind the stockholder written consent approving the Merger, the Agreement and the transactions contemplated thereby. The stockholder written consent was delivered to Howard, and was effective as of August 15, 2017.

The Agreement contains customary representations and warranties from both Howard and First Mariner, and each party has agreed to customary covenants including, among others, covenants relating to (1) the conduct of First Mariner’s business during the interim period between the execution of the Agreement and the consummation of the Merger, (2) each party’s obligations to facilitate First Mariner’s stockholders’ and Howard’s stockholders’ consideration of, and voting upon, the Agreement, the Merger, and the issuance of Howard common stock in the Merger, (3) the recommendation by the First Mariner board of directors and Howard board of directors in favor of approval of the Agreement and the Merger by First Mariner’s stockholders and Howard’s stockholders, respectively, (4) First Mariner’s obligation to obtain a written stockholder consent from certain stockholders of First Mariner within one business day of the date of the Agreement and to submit the joint proxy and information statement/prospectus to its stockholders, (5) Howard’s obligation to submit the Agreement to Howard’s stockholders for approval of the issuance of Howard common stock in the Merger at a meeting of stockholders held for that purpose, and (6) First Mariner’s non-solicitation obligations relating to alternative business combination transactions.

Upon completion of the merger, the Howard and Howard Bank board of directors will be reconstituted to have 14 members, eight of whom will be from the current Howard board of directors and six from the current First Mariner board of directors.

The completion of the Merger is subject to customary closing conditions, including (1) approval of the Agreement by Howard’s, Howard Bank’s, and First Mariner’s stockholders, (2) receipt of required regulatory approvals without the imposition of a condition that would have or be reasonably likely to have a burdensome effect on Howard, Howard Bank or First Mariner, (3) the absence of any law or order prohibiting the consummation of the Merger, (4) approval of the listing on the NASDAQ Capital Market of Howard common stock to be issued in the Merger, and (5) the effectiveness of the registration statement for Howard common stock to be issued in the Merger. Each party’s obligation to complete the Merger is also subject to certain additional customary conditions, including (a) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (b) performance in all material respects by the other party of its obligations under the Agreement, and (c) receipt by such party of an opinion from counsel to the effect that the Merger will qualify as a reorganization within the meaning of the Internal Revenue Code of 1986, as amended. In addition, holders of no more than five percent of First Mariner common stock and preferred stock, considered as a single class, shall have demanded appraisal rights.

The Agreement contains certain termination rights for both Howard and First Mariner and further provides that a termination fee of $7.5 million will be payable by First Mariner or Howard, or an expense reimbursement of up to $750,000 by Howard, upon termination of the Agreement under certain specified circumstances.

The foregoing description of the Merger and the Agreement does not purport to be complete and is qualified in its entirety by reference to the Agreement, which is attached hereto as Exhibit 2.1 and incorporated by reference herein. The Agreement has been attached as an exhibit to this report in order to provide investors and security holders with information regarding its terms. It is not intended to provide any other financial information about Howard, First Mariner or their respective subsidiaries and affiliates. The representations, warranties and covenants of each party set forth in the Agreement were made only for purposes of the Agreement and as of specific dates, and were and are solely for the benefit of the parties to the Agreement, may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time, and investors should not rely on them or any descriptions of them as statements of facts or conditions of Howard, First Mariner or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Agreement is included with this filing only to provide investors with information regarding the terms of the Agreement, and not to provide investors with any other factual information regarding Howard or First Mariner, their respective affiliates or their respective businesses. The Agreement should not be read alone, but should instead be read in conjunction with the other information regarding Howard, Howard Bank, First Mariner, their respective affiliates or their respective businesses, the Agreement and the Merger that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 that will include a joint proxy and information statement of Howard and First Mariner and a prospectus of Howard, as well as in the Forms 10-K, Forms 10-Q and other filings that Howard makes with the Securities and Exchange Commission, or the SEC.

Item 8.01 Other Events.

In connection with the Agreement, Howard entered into employment agreements with each of Robert D. Kunisch, Jr., the Chief Executive Officer of First Mariner, and Thomas R. Jones, the Chief Credit Officer of First Mariner, which will be effective upon the closing of the Merger. Pursuant to the employment agreements, upon consummation of the Merger, Mr. Kunisch will be appointed to the Howard and Howard Bank boards of directors and assume the role of President of Howard and Howard Bank and Mr. Jones will join Howard Bank as Chief Credit Officer. Each of the employment agreements contain customary non-competition and non-solicitation provisions that, subject to the terms and conditions thereof, restrict Messrs. Kunisch and Jones from (1) participating in the commercial or retail banking business (other than with Howard) in a limited geographic region, and (2) soliciting either the customers or employees of Howard Bank, in each case, during the term of employment and for one year following the termination of employment with Howard. In addition, Howard extended a written offer of continued employment to Jack Steil, Chairman of the First Mariner board of directors, to serve as Senior Business Development Advisor with Howard Bank, which Mr. Steil accepted. The offer letter contains certain non-competition and non-solicitation obligations by Mr. Steil.

Forward-Looking Statement Disclaimer

This communication contains estimates, predictions, opinions, projections and other "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements often use words such as “anticipate,” “believe,” “contemplate,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “should” “will,” or other words of similar meaning. You can also identify them by the fact that they do not relate strictly to historical or current facts. Such statements include, without limitation, references to Howard's beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intensions and future performance, including our growth strategy and expansion plans, including potential acquisitions. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements.

In addition to factors previously disclosed in Howard’s reports filed with the SEC, and those identified elsewhere in this document, the following factors among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Howard and First Mariner stockholders on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating the First Mariner business or fully realizing cost savings and other benefits of the merger; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; customer acceptance of First Mariner products and services; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Important Additional Information and Where to Find It

In connection with the proposed merger, Howard will file with the SEC a Registration Statement on Form S-4 that will include an information statement of First Mariner and a proxy statement/prospectus of Howard, as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. STOCKHOLDERS OF FIRST MARINER AND HOWARD ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY AND INFORMATION STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY HOWARD, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the joint proxy and information statement/prospectus, as well as other filings containing information about Howard, may be obtained at the SEC's Internet site (http://www.sec.gov), when they are filed by Howard. You will also be able to obtain these documents, when they are filed, free of charge, from Howard at www.howardbank.com under the heading "Investor Relations" and then under "SEC Documents". Copies of the joint proxy and information statement/prospectus can also be obtained, when it becomes available, free of charge, by directing a request to Howard Bancorp, Inc., 6011 University Boulevard, Suite 370, Ellicott City, MD 21043, Attention: George C. Coffman, Telephone: (410) 750-0020 or to 1st Mariner Bank, 3301 Boston Street, Baltimore, MD 21224, Attention: Robert D. Kunisch, Telephone: 410-573-8651.

Howard, First Mariner and certain of their respective directors, executive officers and certain other members of their management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Howard and First Mariner, respectively, in connection with the Merger. Information about the directors and executive officers of Howard, and their respective ownership of Howard’s common stock, is set forth in the proxy statement for Howard’s 2017 annual meeting of stockholders, as filed with the SEC on Schedule 14A on April 11, 2017. Information concerning all other participants in the solicitation will be included in the joint proxy and information statement/prospectus relating to the proposed transaction when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

The following exhibits are filed herewith:

Exhibit No.	Description of Exhibit

2.1	Agreement and Plan of Reorganization, dated August 14, 2017 by and among Howard Bancorp, Inc., Howard Bank and First Mariner Bank

10.1	Form of Stockholder Agreement (included as Exhibit 1 to the Agreement and Plan of Reorganization filed as Exhibit 2.1 hereto)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HOWARD BANCORP, INC.
Dated: August 17, 2017
	By:	/s/ George C. Coffman
	Name:	George C. Coffman
	Title:	Executive Vice President and Chief Financial Officer

INDEX TO EXHIBITS FILED HEREWITH

Exhibit No.	Description of Exhibit

2.1	Agreement and Plan of Reorganization, dated August 14, 2017, by and among Howard Bancorp, Inc., Howard Bank and First Mariner Bank

10.1	Form of Stockholder Agreement (included as Exhibit 1 to the Agreement and Plan of Reorganization filed as Exhibit 2.1 hereto)